UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company (Issuer))

HMB HOLDINGS, INC.

TYSON FOODS, INC.

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

432589109

(Cusip Number of Class of Securities)

David L. Van Bebber

Executive Vice President and General Counsel

Tyson Foods, Inc.

2200 Don Tyson Parkway

Springdale, Arkansas 72762-6999

(479) 290-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr.

Marc O. Williams

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,080,786,746	$1,040,805

* Estimated solely for the purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (a) 124,491,419, the number of issued and outstanding shares of The Hillshire Brands Company (“Hillshire Brands”) common stock, and (b) $63.00, the tender offer price, (ii) the product of (a) 3,525,971, the number of shares of Hillshire Brands common stock subject to issuance pursuant to outstanding options to purchase shares of Hillshire Brands common stock with an exercise price less than the tender offer price and (b) $37.22, the difference between the tender offer price and the average weighted exercise price of such options, (iii) the product of (a) 1,574,125, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of outstanding restricted stock units granted under Hillshire Brands equity compensation plans (assuming continued employment or service, as applicable, through consummation of the transaction and achievement at specified target or, if calculable, actual performance levels immediately prior to consummation of the transaction, as applicable) and (b) $63.00, the tender offer price and (iv) the product of (a) 117,791, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of deferred compensation equity awards under the Hillshire Brands deferred compensation plans and (b) $63.00, the tender offer price. The foregoing figures have been provided by the issuer to the offerors and are as of July 9, 2014, the most recent practicable date.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,040,805.	Filing Party:	HMB Holdings, Inc.
Form or Registration No.:	SC TO-T.	Date Filed:	July 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Tyson Foods, Inc., a Delaware corporation (“Tyson”), and HMB Holdings, Inc., a Maryland corporation and a wholly owned subsidiary of Tyson (“Purchaser”), with the Securities and Exchange Commission on July 16, 2014 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, of The Hillshire Brands Company, a Maryland corporation (“Hillshire Brands”), for $63.00 per share, in cash, without interest, subject to any withholding of taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The second, third and fourth paragraphs in the subsection titled “U.S. Antitrust” of Section 16 of the Offer to Purchase (“Certain Legal Matters; Regulatory Approvals”) are hereby amended and restated as follows:

“We filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on July 28, 2014. On August 12, 2014, Tyson received from the Antitrust Division a Request for Additional Information and Documentary Material (a “Second Request”) under the HSR Act with respect to the Offer and the Merger. Hillshire Brands has informed Tyson that it also received a Second Request on August 12, 2014. As a result of the Second Requests, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer was extended until 11:59 p.m., New York City time on the 10th calendar day following the date of Tyson’s substantial compliance with its Second Request or the earlier termination of such waiting period.

On August 27, 2014, in connection with the Offer, Tyson, Hillshire Brands and the Antitrust Division entered into a Hold Separate Stipulation and Order (the “Hold Separate”) and agreed to comply with the terms of a proposed Final Judgment (the “Proposed Final Judgment”) and to the entry thereof by the United States District Court for the District of Columbia (the “D.C. District Court”), subject to approval by the D.C. District Court under the traditional procedures set forth in the Antitrust Procedures and Penalties Act.

Following the entry of the Hold Separate by the D.C. District Court, Tyson expects that the Pre-Merger Notification Office at the FTC will grant termination of the waiting period under the HSR Act. As a result of such termination, the applicable condition to the Offer with respect to expiration or termination of the waiting period under the HSR Act would be satisfied, but the Offer would remain subject to the other conditions set forth in the Offer to Purchase.”

On August 27, 2014, Tyson and Hillshire Brands issued a joint press release announcing the agreement with the Antitrust Division and the expected termination of the applicable waiting period under the HSR Act.

The full text of the press release is attached as Exhibit (a)(5)(xxix) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(xxix)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 27, 2014.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2014

HMB Holdings, Inc.

By:	/s/ R. Read Hudson
Name: R. Read Hudson
Title: Vice President and Secretary

Tyson Foods, Inc.

By:	/s/ R. Read Hudson
Name: R. Read Hudson
Title: Vice President, Associate General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 16, 2014.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated July 16, 2014.*

(a)(5)(i)	Press Release issued by Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(ii)	Investor Presentation of Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(iii)	Internal Announcement of Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(iv)	Transcript of Investor Conference Call of Tyson Foods, Inc. held on June 9, 2014.*

(a)(5)(v)	Press Release issued by Tyson Foods, Inc. dated June 16, 2014.*

(a)(5)(vi)	Internal Announcement of Tyson Foods, Inc. dated June 30, 2014.*

(a)(5)(vii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated July 2, 2014.*

(a)(5)(viii)	Internal Announcement of Tyson Foods, Inc. dated July 2, 2014.*

(a)(5)(ix)	Letter to Hillshire Brands Employees issued by Tyson Foods, Inc. dated July 2, 2014.*

(a)(5)(x)	Notice of Merger issued by HMB Holdings, Inc. on July 12, 2014.*

(a)(5)(xi)	Press Release issued by Tyson Foods, Inc. dated July 16, 2014.*

(a)(5)(xii)	Letter to Tyson employees from Donnie Smith, President and CEO of Tyson, dated July 16, 2014.*

(a)(5)(xiii)	The information set forth in Item 1.01 of Tyson’s Current Report on Form 8-K filed on July 17, 2014.*

(a)(5)(xiv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Common Shares of the Class A Common Stock of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).*

(a)(5)(xv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Tangible Equity Units of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).*

(a)(5)(xvi)	Investor Presentation of Tyson Foods, Inc. dated July 28, 2014.*

(a)(5)(xvii)	Press Release issued by Tyson Foods, Inc. dated July 28, 2014.*

(a)(5)(xviii)	Prospectus Supplement, dated July 30, 2014, offering up to 23,381,500 Shares of the Class A Common Stock of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 31, 2014).

(a)(5)(xix)	Prospectus Supplement, dated July 30, 2014, offering 30,000,000 4.75% Tangible Equity Units of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 31, 2014).

(a)(5)(xx)	Press Release issued by Tyson Foods, Inc. dated July 30, 2014.*

(a)(5)(xxi)	Preliminary Prospectus Supplement, dated August 5, 2014, offering four series of Senior Notes of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on August 5, 2014).*

(a)(5)(xxii)	Investor Presentation of Tyson Foods, Inc. dated August 5, 2014.*

(a)(5)(xxiii)	Press Release issued by Tyson Foods, Inc. dated August 5, 2014.*

(a)(5)(xxiv)	Press Release issued by Tyson Foods, Inc. dated August 5, 2014.*

(a)(5)(xxv)	Prospectus Supplement, dated August 5, 2014, offering four series of Senior Notes of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on August 6, 2014).*

(a)(5)(xxvi)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 12, 2014.*

(a)(5)(xxvii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 19, 2014.*

(a)(5)(xxviii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 26, 2014.*

(a)(5)(xxix)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated August 27, 2014.

(b)(1)	Second amended and restated commitment letter entered into as of June 9, 2014, among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc. and JPMorgan Chase Bank, N.A.*

(b)(2)	Amendment No. 1 to Credit Agreement, dated as of June 27, 2014, among Tyson Foods, Inc., the lenders thereto and JPMorgan Chase Bank, N.A.*

Exhibit No.	Description

(b)(3)	Commitment Letter entered into as of June 17, 2014 among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A.*

(b)(4)	364-Day Bridge Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.*

(b)(5)	Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.*

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, among Tyson Foods, Inc., HMB Holdings, Inc. and The Hillshire Brands Company.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.